Exhibit 12

Alcoa and subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratio)

Three months ended March 31,	2014
Earnings:
Loss before income taxes	$(274)
Noncontrolling interests’ share of earnings of majority-owned subsidiaries without fixed charges	—
Equity loss	14
Fixed charges added to earnings	130
Distributed income of less than 50 percent-owned persons	21
Amortization of capitalized interest:
Consolidated	12
Proportionate share of 50 percent-owned persons	—

Total earnings	$(97)

Fixed Charges:

Interest expense:
Consolidated	$120
Proportionate share of 50 percent-owned persons	—

$120

Amount representative of the interest factor in rents:
Consolidated	$10
Proportionate share of 50 percent-owned persons	—

$10

Fixed charges added to earnings	$130

Interest capitalized:
Consolidated	$12
Proportionate share of 50 percent-owned persons	—

$12

Preferred stock dividend requirements of majority-owned subsidiaries	—

Total fixed charges	$142

Ratio of earnings to fixed charges	(A)

(A)	For the three months ended March 31, 2014, there was a deficiency in earnings of $239 to cover total fixed charges.